UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 001/2008

01/02/2008

PEMEX CLARIFIES THAT THE MEXLUB LITIGATION HAS NOT ENDED

•	Various legal remedies are being sought to protect Pemex-Refinación’s interests
•	PEMEX is currently involved in four judicial proceedings in connection with this issue
•	PEMEX is interested in resolving all the legal issues related to Mexlub in a way that maximizes the benefit to consumers and the lubricant industry

Background

In 1993, Pemex-Refinación and Impulsora Jalisciense, S.A. de C.V. (“Impulsora”), a private company, entered in a joint venture to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexlub), which manufactures, bottles, transports and sells greases and oil lubricants using the PEMEX trademark.

The partners executed a trademark license agreement, which included the obligation of franchised service stations to use the PEMEX trademark with Pemex-Refinación as the main supplier of raw materials for Mexlub.

A company called Bardahl de México, S.A. de C.V. (Bardahl) filed different claims for anti-competitive practices in the sale of the PEMEX trademarked products and for the use of the Mexlub trademark, which it claims to own.

Current Situation

Various legal remedies are being sought to protect Pemex-Refinación’s interests and we are currently litigating the following proceedings:

1. A federal administrative claim seeking to declare invalid or void the early termination of the contracts governing the trademark licensing agreement and the manufacture of greases used by PEMEX and its Subsidiary Entities and the rescission of a supply agreement for basic oils. The administrative court found that it lacked jurisdiction and ruled that the action should be reinitiated.

2. A claim filed by Pemex-Refinación against Mexlub seeking to compel the disclosure of its financial statements and to convene an ordinary shareholders meeting. A decision by the judge of the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the State of Jalisco is still pending.

3. A claim filed by Pemex-Refinación against Impulsora seeking to enforce its contractual right to exercise a purchase option of the Mexlub shares owned by Impulsora. The summons by Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City is still pending.

4. Constitutional relief known as an amparo seeking to declare unconstitutional the Fourth Article of the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a decree issued pursuant to that law to open the service station lubricant market in Mexico, published in the Diario Oficial de la Federación (Official Gazette of the Federation). The constitutional hearing is still pending.

A recent decision by the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth District Administrative Court) of the state of Jalisco in favor of Bardahl is partial since it does not authorize or approve the undertaking of certain acts that expressly require authorization.

Thus, Bardahl is not able to sell oils and lubricants in Mexico’s service stations because:

a)	A stay was granted to Impulsora in the amparo trial 1519/2005, so Pemex-Refinación was forced to respect the exclusive sale of Mexlub’s oils and lubricants in Mexico’s services stations.

b)	There is no document that entitles Bardahl to sell oils and lubricants in Mexico’s service stations.

c)

Pemex-Refinación has contractual obligations to include in its franchise and supply agreements the obligation of service stations to exclusively sell oils and lubricants under certain Pemex trademarks.

Bardahl has reported in the media that on December 21, 2007, the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco issued an order requiring the officers of Petróleos Mexicanos and Pemex-Refinación to allow the sales of Bardahl’s products in service stations in Mexico. This is a misinterpretation of the order, which requires a report and does not authorize the sale of Bardahl’s products.

In accordance with the legal actions taken on December 29, 2007, the order referred to by Bardahl was revoked and the cited officers no longer have an obligation in this regard.

Pemex-Refinación emphasizes its interest in the prompt resolution of the issues that have arisen with Bardahl and Impulsora in a way that maximizes the benefit to consumers and the lubricant industry.

Pemex regrets this misleading misinterpretation of an incidental judicial order as a definitive judgment.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 003/2008

                01/08/2008

PEMEX STARTS REPLACING ITS MARINE FLEET

•	The Official Gazette published an international public bid for the leasing of up to five tankers, with an option to purchase
•	PEMEX’s Director General, Jesús Reyes Heroles G.G, announced that transparency in the process is a priority for the entity
•	Acquiring the tankers is an important step in meeting future challenges, which include the growing demand for petroleum products and industrial safety requirements
•	This process is part of the strategic initiatives undertaken by the current administration to strengthen Pemex

1. As part of an integrated strategy to optimize the distribution of petroleum products in Mexico, Petróleos Mexicanos officially began the renewal process of its fleet by publishing in the Official Gazette an international public bid for the leasing of five vessels with an option to purchase.

2. This fleet renovation process, authorized by the board of directors of Pemex-Refining, will guarantee optimal operating conditions, industrial safety and environmental protection during the operation of these vessels.

3. In addition, this strategy guarantees the supply of petroleum products on both coasts. Pemex-Refining estimates transporting a total of 103.2 million barrels of petroleum products by sea in 2008.

4. According to the bid basis, the winning bidders shall provide Pemex-Refining with a 10-year lease of each vessel with the option to purchase at the end of this period (at a nominal price). The tankers must have been built between 2005 and 2008 and have a minimum dead weight capacity of 40,000 tons for petroleum product transport.

5. As the tankers come into service, the national merchant marine will be strengthened because they will fly the Mexican flag, thereby stimulating growth in this sector of our country.

6. Likewise, with the renovation and replacement of Petróleos Mexicanos’ tankers, the entity will be complying with the international marine environmental protection guidelines issued by the International Maritime Organization, which governs that issue. The guidelines provide that tankers that do not comply with the double hull top, bottom, or side configuration should be retired after 25 years of service.

7. To guarantee transparency in the process, Petróleos Mexicanos implemented the following actions:

•

At the request of Pemex-Refining, the Ministry of the Public Function, through the Committee for Appointing Public Observers, nominated the Heberto Castillo, A.C. foundation and Edgar A. Fernández Gómez to observe the contracting process.

•

Transparency meetings with third parties were held, with the participation of representatives from the marine and administrative authorities, in which preliminary bidding bases were submitted and discussed.

•	In addition, at Pemex-Refining’s request, the Ministry of the Public Function assigned three officers to supervise the impartiality and transparency of the processes.
•	Representatives of Pemex-Refining’s internal control organism were present throughout the basis integration process.
•	On the other hand, the services of a specialized firm were hired to certify fairness in the valuation mechanism.
•	There will be an internet page dedicated to providing the details of the development of the process.

8. The international public bid has the following timeline, which PEMEX will update as needed:

•	February 18 and 23: Clarification Meeting.
•	To March 26: Basis Sales.
•	April 1: Submission and Opening of Proposals.
•	April 1 to 21: Bids Evaluation.
•	April 22: Decision.
•	May 12: Execution of Contracts.

9. Finally, within the fleet renovation process and according to instructions provided by the board of directors of Pemex-Refining, the process of leasing five additional newly-built tankers has begun, in accordance with the short-term needs of the entity and the state of the international vessel market.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 021/2008

02/05/2008

PEMEX SIGNS AGREEMENTS TO REDUCE ITS GREENHOUSE GAS EMISSIONS

•	PEMEX strengthens its actions to protect the environment
•	In 2007, the state-run entity signed agreements that will allow it to reduce its greenhouse gas emissions in various industrial complexes by 1.8 million tons per year
•	PEMEX recently signed agreements with Credit Swiss Securities USA LLC and with Mitsui corporation for carbon bond sales projects
•	This effort is part of an environmental conservation strategy undertaken by the current administration

Throughout 2007, Petróleos Mexicanos and its subsidiary entities endorsed their commitment to environmental best practices by entering into seven agreements to execute 18 projects that would reduce green house gas emissions by 1.8 million tons per year.

This is part of the strategic initiative known as “PEMEX and the care of the environment” aimed at promoting the safety of its operations and creating a harmonious relation with the environment.

These projects, undertaken with various companies, are aimed at improving the thermal efficiency of the boilers in refineries and gas processing complexes of the state-run entity as well as the elimination of gas flaring in oil fields.

Projects	Company

One in the Tres Hermanos field	Statoil
Two in Salina Cruz and one in Salamanca	Ecosecurities
One in Cadereyta and another in Tula	BNP Paribas Bank
One in Salina Cruz, another in Tula and	Statoil
one in Cadereyta
One in Tula	Carbon Solutions of Mexico
Three in each of the Cactus, Nuevo Pemex	Credit Suisse
and Poza Rica Gas Processing Centers
One in Cadereyta, another in Minatitlán and	Mitsui and Co. Ltd

three in Madero

The executed agreements are the result of a series of actions undertaken by PEMEX to fight global warming, and are within the National Strategy of Climatic Change announced by president Calderón.

The Kyoto Protocol, established by the Framework Agreement of the United Nations for Climatic Change, came into effect on February 16, 2005. It requires 38 developed nations to reduce their greenhouse gas emissions by 5.2%, taking as its reference point the emissions registered in 1990.

Mexico has not made any commitment to reduce its greenhouse gas emissions. Nonetheless, it voluntarily participates in the Kyoto Protocol via the Clean Development Mechanism, through which non-obligated countries undertake projects to reduce emissions. The countries generate credits known as “Carbon Bonds,” which are acquired (usually) by industrialized nations.

PEMEX is committed to searching for ways to reduce greenhouse gas emissions within its strategic initiative aimed at environmental conservation and protection. These mechanisms also represent a significant step by PEMEX in setting an example for other industries.

This information may be found on the internet at http://www.pemex.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: February 29, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.